

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 7, 2009

Kevin R. Davidson
Chief Executive Officer
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

>   **Re: BioDrain Medical, Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed July 31, 2009**
>   **File No. 333-155299**

Dear Mr. Davidson:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 1

1.   Please reconcile your disclosures here and on page 14 regarding the number of shares of common stock remaining and reserved for issuance under your 2008 Equity Incentive Plan. Also reconcile your disclosures here and on pages 14, II-7 and II-8 regarding the number of common shares underlying warrants that are not being registered for resale. It appears from your disclosure here that 1,480,220 shares underlie those outstanding warrants, while your disclosures on pages 14, II-7 and II-8 indicate that 1,530,220 shares underlie those outstanding warrants.

Selling Security Holders, page 69

2.   According to notes 8 and 22, you included the option to purchase 250,000 shares in the second column for Chad Ruwe. Your disclosure on pages 75-76 indicates that a portion of the shares underlying that option were not included for purposes of calculating Mr. Ruwe's beneficial ownership because that portion is not exercisable. Please reconcile.

Financial Statements

3.   Please update your financial statements when required by Rule 8-08 of Regulation S-X.

Note 11. Restatement of 2007 and 2008, page F-14

4.   As you have also restated the accumulated deficit, please revise to add the item "Deficit accumulated during the development stage" to the balance sheet restatement tables.

5.   We note the revisions made in response to prior comment 13. However, it appears that certain of the cross references between the narrative and the tables are not complete. For example, for 2007, it appears that the adjustments to current and long-term debt should also be attributed to footnote (5) and the adjustments to additional paid-in capital should also be attributed to footnote (4). Please revise.

6.   As a related matter, for 2008, we are unable to reconcile the adjustments from the tables on page F-15 to the footnotes in the narrative on page F-14. Please show us how the "net change" reconciles to the discussion of the restatement items on page F-14. Please appropriately clarify the disclosure.

Item 26. Recent Sales of Unregistered Securities, page II-4

7.   Please disclose the information required by Regulation S-K Item 701 with respect to the option issuance to Mr. Morawetz mentioned on page 69. Also file as an exhibit the agreement with Mr. Morawetz related to the waiver of consulting fees.

8.   Your new disclosure on page II-8 indicates that you engaged in two unregistered, identical transactions on June 10, 2009 with Citigroup FBO John Villas. With a view toward clarified disclosure, please tell us the reasons for the multiple identical transactions on the same date.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Ryan Hong, Esq.—Richardson & Patel LLP